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Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois  60196-6801

457 DEFERRED COMPENSATION RIDER

As used in this Rider, "contract" means the contract or certificate to which this Rider is attached. This Rider forms a part of the contract to which it is attached from the Issue Date of the contract, or, if later, the date this Rider is added to the contract. It amends the contract in order for it to qualify under IRC Section 457. IRC means the Internal Revenue Code of 1986, as amended from time to time ("Code").

SECTION 1: OWNERSHIP

The Annuitant is the participant in a 457(b) plan. The owner is the employer that maintains the 457(b) plan. Prior to the distribution of the Annuitant's interest, all property and rights will remain those of the employer, except if the next section applies.

SECTION 2: EXCLUSIVE BENEFIT

This section applies if the contract is held by: a state; or a political subdivision of a state. In that case, in accordance with Code Section 457(g), all assets and income under the contract are held for the exclusive benefit of: the Annuitant(s); and the beneficiaries of the Annuitant(s).

Signed for the Federal Kemper Life Assurance Company at its home office in Schaumburg, Illinois.


/s/ Debra P. Rezabek                     /s/ Gale K. Caruso
       Secretary                                President